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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5175 7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____1 | 1 | 0 1____ AND ENDING ____12 | 31 | 0 1____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Premier Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.

(City)   (State)   JUL 09 2002   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gibbons, Vogel & Co

(Name — if individual, state last, first, middle name)

(Address)   (City)   (State)   **PROCESSED**   Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

JUL 19 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL 0 9 2002

DIVISION OF MARKET REGULATION

THE PREMIER GROUP, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

TABLE OF CONTENTS

GIBBONS, VOGEL & CO.

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To The Board of Directors,
 The Premier Group, Inc.:

We have audited the accompanying statement of financial condition of The Premier Group, Inc. (a Texas Corporation) as of December 31, 2001, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Premier Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. The information contained in Schedules I and II has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 14, 2002
San Antonio, Texas

Gibbons, Vogel & Co.

THE PREMIER GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash	$	32,070
Employee advances		6,900
Accounts receivable		3,780
Prepaid expenses		64
Total assets	$	42,814

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	10,000
Taxes payable		1,921
Concessions payable		2,520
Total current liabilities		14,441

SHAREHOLDER'S EQUITY:		
Common stock, no par value, 100,000 shares authorized,		
1,000 shares issued and outstanding		25,000
Paid in capital		5,492
Retained deficit		(2,119)
		28,373
Total liabilities and shareholder's equity	$	42,814

The accompanying notes are an integral part of this financial statement.

THE PREMIER GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES:		
Fee Income	$	510,085
GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries, commissions and benefits		469,370
Licenses and fees		13,317
Professional fees		12,525
Penalties		10,000
Office expenses		1,571
		506,783
INCOME BEFORE TAXES		3,302
INCOME TAXES:		
Federal income tax		1,478
State income tax		443
		1,921
NET INCOME	$	1,381

The accompanying notes are an integral part of this financial statement.

THE PREMIER GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
BALANCE, December 31, 2000	$ 25,000	$ 5,492	$ (3,500)	$ 26,992
NET INCOME	-	-	1,381	1,381
BALANCE, December 31, 2001	$ 25,000	$ 5,492	$ (2,119)	$ 28,373

The accompanying notes are an integral part of this financial statement.

THE PREMIER GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,381
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in accounts receivable		19,830
Decrease in prepaid expenses		2,569
Increase in taxes payable		1,921
Decrease in accounts payable and accrued liabilities		(3,860)
Net cash provided by operating activities		21,841
NET INCREASE IN CASH		21,841
CASH, beginning of period		10,229
CASH, end of period	$	32,070

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

(1) SIGNIFICANT ACCOUNTING POLICIES-

General-

The Premier Group, Inc. was formed in April 1999 for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2001, the Company sold programs for Premier Minerals, Inc. (Premier). The 100% shareholder of the Company is an employee and officer of Premier.

Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash flows-

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits, and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Income tax-

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

(2) FEDERAL INCOME TAX-

At December 31, 2001, there are no material differences between net income for financial reporting purposes and net taxable income. The Company is utilizing a net operating loss of approximately $3,000 to offset taxable income in 2001. A deferred tax asset had been recognized for this loss carryforward but due to the lack of an operating history, a valuation allowance had been established equal to the asset value. In 2001, the valuation allowance was adjusted for the effect of the utilization of the carryforward. A reconciliation of the 2001 income tax expense to the amount computed by applying the statutory federal income tax rate of 34% is summarized below:

Income tax expense at statutory rate	$	1,123
Surtax exemption		(2,025)
Non deductible expenses		3,400
State income tax expense		443
Change in valuation allowance for net operating loss carryforward		(1,020)
	$	1,921

(3) NET CAPITAL REQUIREMENTS-

The Company is subject to the Securities and Exchange Commissions' Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000.) At December 31, 2001, the Company had net capital, as defined, of $20,149.

(4) RELATED PARTY TRANSACTIONS-

As discussed in Note 1, the Company derives all of its income from the sale of direct participation oil and gas programs for Premier. Pursuant to this agreement, the Company receives commissions equal to 15% of the total cost of the program units sold by brokers of the Company. Additionally, Premier pays the majority of all operating expenses including rent, salaries and benefits, office supplies and utilities.

THE PREMIER GROUP, INC.

COMPUTATION OF NET CAPITAL

(AS DEFINED WITHIN SECURITIES ACT OF 1934 RULE 15c3-1)

AS OF DECEMBER 31, 2001

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	28,373
DEDUCT SHAREHOLDER'S EQUITY NOT ALLOWABLE FOR NET CAPITAL		-
TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		28,373
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other allowable credits		2,520
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		30,893
DEDUCTIONS AND/OR CHARGES:		
A. Total non-allowable assets from statement of financial condition		10,744
B. Secured demand note deficiency		-
C. Commodity futures contracts and spot commodities		-
D. Other deductions and/or charges		-
		10,744
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (HAIRCUTS ON SECURITIES COMPUTED WHERE APPLICABLE)		20,149
A. Contractual securities commitments		-
B. Deficit in securities collateralizing secured demand notes		-
C. Trading and investment securities		-
D. Undue concentrations		-
E. Other		-
NET CAPITAL	$	20,149

THE PREMIER GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AND

COMPUTATION OF NET CAPITAL UNDER 15c3-1

AS OF DECEMBER 31, 2001

As of December 31, 2001, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

...The provisions of this section shall not be applicable to a broker or dealer... Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Premier Group, Inc...."

Computation of Net Capital under Rule 15c3-1:

There were no material differences between Net Capital as presented within Schedule I, herein, and the Company's presentation of Net Capital in Part IIA of Form X-17A-5 as of December 31, 2001.

GIBBONS, VOGEL & CO.

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROLS

REQUIRED BY SEC RULE 17a-5

To the Board of Directors,
The Premier Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Premier Group, Inc. for the year ended December 31, 2001, we considered its internal controls in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 14, 2002
San Antonio, Texas

Gibbons, Vogel & Co.